This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

January 21, 2003

3.

Press Release

The press release was issued on January 21, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU/TSX) is pleased to announce all remaining assay results from exploration drilling conducted as part of the 24,000 metre development and exploration drill program at the Tabakoto and Segala Projects in western Mali.

Seven combined geological/geochemical/geophysical anomalies were targeted for drilling. These do not include the Tabakoto and Segala Deposits. Only one of these targets, Segala Far NW Zone, received substantial drilling with 20 holes being drilled. The remaining six targets, Moralia, Dar Salam, Tabakoto South, Dioulafoundou, Koutila and Fougala had smaller programs. Nevsun’s program was successful in confirming that six distinct zones of mineralization, Segala Far NW, Moralia, Dar Salam, Tabakoto South, Dioulafoundou and Fougala are potentially significant and will require further drilling in order to better define resources in these areas. Any resources outlined at these zones would strongly impact the economics of the proposed Tabakoto open pit mining operation as all zones are in close proximity to the Tabakoto Deposit.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on January 21, 2003.

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

EXPLORATION DRILL PROGRAM SUCCESSFULLY COMPLETED AT TABAKOTO AND SEGALA PROJECTS IN MALI

January 21, 2003

Nevsun Resources Ltd. (NSU/TSX) is pleased to announce all remaining assay results from exploration drilling conducted as part of the 24,000 metre development and exploration drill program at the Tabakoto and Segala Projects in western Mali.

John Clarke, President and CEO of Nevsun Resources states that, "I am very pleased with the results of this program as we achieved our goals outlined on Nov. 4, 2002. Exploration drilling successfully confirmed six additional zones of mineralization on the 83 square kilometre combined Tabakoto/Segala land package. These zones require further drilling in order to improve the geological models and/or outline resources in these areas. We plan to commence an extensive follow up drill program in the first quarter of 2003."

TABAKOTO/SEGALA EXPLORATION DRILLING SUMMARY:

Seven combined geological/geochemical/geophysical anomalies were targeted for drilling. These do not include the Tabakoto and Segala Deposits. Only one of these targets, Segala Far NW Zone, received substantial drilling with 20 holes being drilled. The remaining six targets, Moralia, Dar Salam, Tabakoto South, Dioulafoundou, Koutila and Fougala had smaller programs. Nevsun’s program was successful in confirming that six distinct zones of mineralization, Segala Far NW, Moralia, Dar Salam, Tabakoto South, Dioulafoundou and Fougala are potentially significant and will require further drilling in order to better define resources in these areas. Any resources outlined at these zones would strongly impact the economics of the proposed Tabakoto open pit mining operation as all zones are in close proximity to the Tabakoto Deposit.

Two grass roots targets, Koutila and Fougala were drilled to test the positive inter-relationship between geochemical and geophysical anomaly signatures. Of four exploration holes drilled at Fougala, one intercepted mineralization indicating that further drilling is necessary to determine the direction and extent of mineralization in this area.

Segala Trend:

Segala Far NW Zone: This zone is located approximately 350 metres to the northwest of the Segala NW Zone. The holes listed below, which include previous holes drilled by Managem,  are over a strike length of 300 metres and to a vertical depth of less than 100 metres. Additional drilling is required to further improve the geological model and to provide additional data for a resource estimate on this zone. It should be noted that drill hole S-136 encountered two zones of underground workings indicating a mineralized zone has been previously mined by local artisans. It should also be noted that the long mineralized intersection encountered in hole SRC-374 is on the most westerly section drilled and thus this new zone is still open to the west.

Drill Hole #	From	To	Length (m)	g/t Au	Length (ft)	Oz/ton Au
S-134	58.70	61.50	3.80	76.68	12.23	2.24
incl	59.30	60.90	1.60	181.39	5.15	5.30
S-136	92.50	94.00	1.50	3.03	4.83	0.09
S-142	106.00	107.50	1.50	20.29	4.83	0.59
SRC-373	66.00	75.00	9.00	1.99	28.98	0.06
and	79.50	82.50	3.00	2.27	9.66	0.07
SRC-374	1.50	28.50	27.00	2.07	86.94	0.06
incl	18.00	19.50	1.50	8.72	4.83	0.25
SRC-379	40.50	42.00	1.50	2.08	4.83	0.06
SRC-381	55.50	57.00	1.50	4.68	4.83	0.14
SRC-382	76.50	79.50	3.00	2.35	9.66	0.07
and	81.00	84.00	3.00	1.58	9.66	0.05
SRC-383	78.00	79.50	1.50	6.36	4.83	0.19
SRC-384	64.50	67.50	3.00	2.79	9.66	0.08
SRC-385	39.00	40.50	1.50	2.58	4.83	0.08
Managem Drill Holes
SR00-03	67.00	72.00	5.00	1.66	16.10	0.05
SR00-04	61.00	77.00	16.0	2.55	51.52	0.07
SR00-11	53.00	63.00	10.0	1.04	32.2	0.03
SR00-12	44.00	47.00	3.0	16.54	9.66	0.48
and	58.00	72.00	14.0	1.63	45.08	0.05
and	76.00	84.00	8.0	3.72	25.76	0.11
SR00-13	50.00	53.00	3.0	9.46	9.66	0.28
SR00-14	37.00	39.00	2.0	2.95	6.44	0.09
SR00-15	43.00	48.00	5.0	9.28	16.1	0.27
and	90.00	93.00	3.0	1.97	9.66	0.06

Tabakoto Trend:

Dar Salam Zone: The  Dar Salam Zone is the northern strike  extension of the Tabakoto Deposit located nearly 1 kilometre to the north of Tabakoto. The results listed below include Nevsun’s recent drilling and past drilling by Oliver Gold. These drill holes cover a strike length of 300 metres and to within a vertical depth of less than 100 metres. Additional drilling is required to further improve the geological model and provide additional data for an independent resource calculation for the Dar Salam Zone.

Dar Salam			Core length		Core length	Grade
Hole ID	From	To	Interval (m)	Au (g/t)	Interval (ft)	Au(oz/ton)
SRC-401	51.00	52.50	1.50	1.96	4.83	0.06
SRC-402	52.50	54.00	1.50	11.45	4.83	0.33
S-155	113.00	117.00	4.00	2.92	12.88	0.09
incl	116.00	117.00	1.00	5.32	3.22	0.16
and	123.50	124.50	1.00	4.22	3.22	0.12
S-157	137.50	138.40	1.90	2.09	6.11	0.06
S-159	107.80	109.00	1.20	1.87	3.86	0.05
Oliver Gold Drill Holes 1996
DD96-26	119.50	152.70	33.20	4.11	106.90	0.12
Incl.	119.50	123.50	4.00	27.69	12.88	0.81
DD96-27	150.00	155.60	5.60	1.15	18.03	0.03
			Core length		Core length	Grade
Hole ID	From	To	Interval (m)	Au (g/t)	Interval (ft)	Au(oz/ton)
Oliver Gold Drill Holes 1996, cont’d.
DR96-3	72.00	78.00	6.00	2.97	19.32	0.09
DR96-4	12.00	44.00	32.00	10.94	103.04	0.32
incl	14.0	24.0	10.0	7.71	32.20	0.23
incl	42.0	44.0	2.0	133.40	6.44	3.90

Tabakoto South  and Dioulafoundou Zones. These zones are the southern extensions of the Tabakoto Deposit. Four holes were drilled in Tabakoto South and three into Dioulafoundou. All holes intercepted mineralization. Combined with significant assays from previous drilling, these two zones are reminiscent of early stage drilling at the Tabakoto Deposit with narrower high grade zones, such as 2.40 metres grading 7.05 g/t Au in Hole D-02 and broader zones of  lower grade mineralization, such as 12.00 metres grading 2.72 g/t Au in Hole T-334. D-03 ends in mineralization.

Tabakoto			Core length		Core length	Grade
Drill Hole #	From	To	Interval (m)	g/t Au	Interval (ft)	Oz/ton Au
T-334	73.00	74.50	1.50	2.39	4.83	0.07
and	82.00	94.00	12.00	2.72	38.64	0.08
incl	82.00	85.00	3.00	6.17	9.66	0.18
and	85.00	90.20	5.20	5.28	16.74	0.15
T-335	82.00	85.00	3.00	2.14	9.66	0.06
Previous drilling from Tabakoto
T-207	55.9	60.45	4.55	34.92	14.65	1.02
T-208	15.0	28.50	13.50	2.35	43.47	0.07
T-209	176.00	187.65	11.65	1.48	37.51	0.04
Dioulafoundou
D-01	108.30	110.50	2.20	3.18	7.08	0.09
D-02	118.00	120.40	2.40	7.05	7.73	0.21
incl	118.00	118.90	0.90	17.76	2.89	0.52
D-03	139.00	142.00	3.00	4.74	9.66	0.14

The Moralia Zone: The Moralia Zone is located approximately 4 kilometres along strike to the north of the Tabakoto Deposit and 3 kilometres to the east of the Segala Main Deposit. Additional drilling is required to improve the geological model and provide additional data for an independent resource calculation for this zone.

Moralia Hole #	From	To	Core length Interval (m)	Grade G/tonne Au	Core length Interval (ft)	Grade Oz/ton Au
S-144	64.00	67.00	3.00	7.11	9.66	0.21
incl	65.50	67.00	1.50	11.77	4.83	0.34
S-145	58.80	62.60	3.80	2.13	12.24	0.06
S-149	147.00	154.00	7.00	1.94	22.54	0.06
incl	150.70	152.00	1.30	4.20	4.19	0.12
S-151	129.00	129.60	0.60	2.24	1.93	0.06
SRC-412	9.00	34.50	25.50	0.75	82.11	0.02
SRC-413	42.00	55.50	13.50	0.70	43.47	0.02

It should be noted that the 2 reverse circulation holes defined a zone of broad, but low grade  mineralization that requires further work to define its limits and direction.

Past drilling by previous operators had intersected the following:

Moralia Hole #	From	To	Core length Interval (m)	Grade G/tonne Au	Core length Interval (ft)	Grade Oz/ton Au
MR96-3	50.00	52.00	2.00	5.06	6.44	0.15
MR96-5	48.00	50.00	2.00	26.40	6.44	0.77
MR96-7	10.00	24.00	14.00	0.84	45.08	0.02
MR96-11	18.00	24.00	6.00	2.66	19.32	078
and	40.00	48.00	8.00	1.53	25.76	0.04
and	64.00	70.00	6.00	5.94	19.32	0.17

GRASS ROOTS TARGETS:

Fougala Trend:

This large anomalous area was tested by only four diamond drill holes with one hole, F-02,  intercepting 11.8 metres grading 1.37 grams per tonne gold from 35.50 metres to 47.30 metres. This is very encouraging as it indicates that there is mineralization in an area that has potential for large zones of mineralization. Due to the size of the anomaly, a significant program is scheduled for the area. Fougala is a parallel structural trend and broad geochemical and geophysical anomaly in an area of intense artisan gold workings 4 kilometres west of Tabakoto.

Koutila Target:

Hole K-02 encountered gold values of 1.85 g/t Au over 1.5 metres and is open both above and below the intersection. Additional work is required to determine the potential of this area.

Bill Nielsen, P. Geo., General Manager, Geology, for Nevsun Resources Ltd., supervised and directed all work associated with the drilling and sampling component of this program.  Snowden Mining Industry Consultants Inc., from Perth, Australia have been on site and reviewed the QA/QC protocols used on the Tabakoto and Segala drill program. The assay method used is fire assay with atomic absorption or gravimetric finish. All core logged with visible gold has been subjected to a metallic sieve analysis with fire assay and a gravimetric finish. Fire assays were conducted at ABILAB Afrique de l’Ouest, S.A.R.L. of Bamako, Mali.

ERITREA

The initial exploration drill program of approximately 1,000 metres has been completed at Nevsun’s Bisha and Okreb properties in Eritrea. Bisha is a volcanogenic massive sulphide target showing a strike length of at least one kilometre on surface. The Okreb property contains several gold targets. Nevsun anticipates releasing assays within the next week.

Nevsun Resources is an emerging gold producer focused on the development and exploration of  its Tabakoto/Segala gold projects covering 83 square kilometres in the Kenieba district of western Mali. The combined projects represent one of West Africa’s largest undeveloped gold camps.

NEVSUN RESOURCES LTD. Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com